

December 7, 2011

Via Email
John Smith, President, Chief Executive Officer and Director
Silver Standard Resources, Inc.
Suite 1400 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

> **Re: Silver Standard Resources, Inc.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-26424**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20 - F for Fiscal Year Ended December 31, 2010

General

1.   It appears the reserves that you have reported for your Pirquitas Project have not changed from the reserves reported in your Form 20-F for the fiscal year ended December 31, 2009 filed March 31, 2010. In this regard, please update the reserves reported for your operating mines to correspond to your fiscal year end.

2.   In future filings please disclose the material information associated with the calculation of your reserves and resources pursuant to Item 4 of Form 20-F; including the metal prices, the cut-off grade, the metallurgical recoveries, the date of the resource or reserve, the technical report associated with the reserve that has been filed on SEDAR, and the name of the individual responsible for the resource or reserve.

<u>Item 12. Description of Securities Other than Equity Securities, page 150</u>

3. We note your position that you are not required to provide any information under this Item. However, Instruction 1 to Item 12 of Form 20-F sets forth disclosure requirements for entities filing annual reports after December 15, 2009. Confirm that in future filings you will provide the disclosure, if applicable, required by this Item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director